SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Name and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:

                                Thomas A. Fanning
                      Executive Vice President, Treasurer
                                       and
                             Chief Financial Officer
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

 Walter M. Beale, Jr., Esq.                           John D. McLanahan, Esq.
    Balch & Bingham LLP                                Troutman Sanders LLP
  1901 Sixth Avenue North                           600 Peachtree Street, N.E.
       Suite 2600                                          Suite 5200
Birmingham, Alabama 35203-2628                      Atlanta, Georgia 30308-2216


                              INFORMATION REQUIRED

Item 1.    Description of Proposed Transactions

         1.1 The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes, from time to time through May 26, 2014, to issue shares of its common stock, par value $5.00 per share ("Common Stock"), pursuant to the Outside Directors Stock Plan for Directors of The Southern Company and Certain of its Subsidiaries (the "Plan"), as described herein. The Plan is a consolidation of the Outside Directors Stock Plan for The Southern Company ("Southern Stock Plan") and the Outside Directors Stock Plan for Subsidiaries of The Southern Company ("Subsidiaries Stock Plan").

         The Board of Directors of Southern has adopted the Plan, subject to stockholder approval. The purpose of the Plan is to provide a mechanism for non-employee directors to automatically increase their ownership of Common Stock and thereby further align their interest with those of Southern's stockholders.

         The Plan will be administered by Southern's Governance Committee (the "Committee"). The Committee will have exclusive authority to interpret the Plan.

         The Plan provides for a portion of the retainer fee for non-employee directors of Southern and any subsidiary of Southern which the Board of Directors of Southern determines to bring under the Plan and which shall adopt the Plan (the "Subsidiaries") to be paid in unrestricted shares of Common Stock and permits each non-employee director to elect to have all or a portion of the remainder of the director fee to be paid in shares of Common Stock instead of cash. Southern expects that the initial Subsidiaries will be Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company and that the approximate number of

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participants under the Plan will initially be 50. The portion of the director fee paid in Common Stock to Southern's non-employee directors pursuant to the Plan will automatically be deferred in accordance with the terms of the deferred compensation plan maintained by Southern. The non-employee directors of each Subsidiary may elect to have the portion of the director fee paid in Common Stock pursuant to the Plan to be deferred in accordance with the terms of the deferred compensation plan maintained by such Subsidiary for its directors.

         1,000,000 shares of Common Stock and the unissued shares of Common Stock previously authorized and registered for issuance under the Southern Stock Plan and the Subsidiaries Stock Plan (approximately 1,700,000 shares) will be available for payment to the participants under the Plan.

         The Board of Directors of Southern may terminate or amend the Plan at any time except that without shareholder approval no amendment may be made which would, absent such shareholder approval, disqualify the Plan for coverage under Rule 16b-3, as promulgated by the Commission under the Securities and Exchange Act of 1934, as amended.

         The Plan will terminate on May 26, 2014, unless terminated sooner by the Board of Directors.

         1.2 Southern further proposes to submit the Plan for consideration and action by its stockholders at the annual meeting of such stockholders to be held on May 26, 2004, and in connection therewith, to solicit proxies from its stockholders. The material to be used in connection with such solicitation in respect of the Plan will be substantially as set forth in Exhibits G-1, G-2 and G-3 hereto. In addition, in the event that Southern considers it desirable to do so, it may employ professional proxy solicitors to assist in the solicitation of

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proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $10,000.

         Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting.

Item. 2    Fees, Commissions and Expenses

         The estimated fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions (including costs associated with the solicitation of proxies) are as follows:


Cost of Proxy Solicitation including Printing,
  Postage and Mailing and Tabulation.......................   $850,000
Services of Southern Company Services, Inc.................     20,000
Legal Fees                                                      25,000
Miscellaneous..............................................     15,000
                                                              --------
Total......................................................   $910,000
                                                              ========

Item 3.    Applicable Statutory Provisions

         Sections 6(a), 7 and 12(e) of the Act and Rules 23, 24, 62 and 65 are applicable to the proposed transactions.

         Rule 53 Analysis: The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $304 billion, or approximately 5.83% of Southern's "consolidated retained earnings," also as

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defined in Rule 53(a)(1), as of December 31, 2003 ($5.213 billion).1 With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, HCAR No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and HCAR No. 26646, dated January 15, 1997 (order denying request for consideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

Item 4.    Regulatory Approval

         The proposed transactions are not subject to the jurisdiction of any state commission or of any federal commission other than the Commission.

____________________________________


         1 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GMAOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's Application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $380 million as of December 31, 2003.

Item 5.    Procedure

         In order to give Southern sufficient time for the preparation and mailing of the proxy solicitation materials to its stockholders prior to the annual meeting to be held on May 26, 2004, Southern hereby requests that the Commission issue an order as soon as practicable, pursuant to Rule 62(d) under the Act, permitting the solicitation of proxies proposed herein.

         Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Southern hereby requests that it be permitted to file certificates of notification on a quarterly basis, within 45 days after the end of each calendar quarter.

Item 6.    Exhibits and Financial Statements

           (a)    Exhibits.

                  A-1    - Draft of Outside Directors Stock Plan for The
                           Southern Company and its Subsidiaries.

                  A-2    - Composite Certificate of Incorporation of Southern
                           reflecting all amendments to date. (Designated in Registration No. 33-3546 as Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A and in Certificate of Notification, File No. 70-8181, as Exhibit A).

                  A-3    - By-Laws of Southern as amended effective February
                           17, 2003, and presently in effect. (Designated in Southern's Form 10-Q for the quarter ended June 30, 2003, File No. 1-3526, as Exhibit 3(a)(1)).

                  B      - None.

                  C      - None.
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                  D      - None.

                  E      - None.

                  F      - Opinion of Balch & Bingham LLP.

                  G-1    - Draft of notice of annual meeting of stockholders.

                  G-2    - Draft of statement relating to the Plan to be
                           included in the proxy statement for the annual meeting.

                  G-3    - Draft of form of proxy for the annual meeting.

                  H      - Form of Notice and Order permitting the
                           solicitation of proxies.

         Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

           (b)    Financial Statements.

         Financial statements are omitted since they are not deemed relevant or necessary for a proper disposition of the proposed transactions by the Commission.

Item 7.    Information as to Environmental Effects

         (a) In light of the nature of the proposed transactions as described in
Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:     March 17, 2004                            THE SOUTHERN COMPANY

                                                  By: /s/Tommy Chisholm
                                                       Tommy Chisholm
                                                         Secretary